Exhibit 99.1

Tiziana Life Sciences plc

(“Tiziana” or the “Company”)

Issue of convertible unsecured loan notes with warrants attached to raise £1,434,000

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014.

New York/London, 1 November 2019 - Tiziana Life Sciences plc (Nasdaq: TLSA / AIM: TILS), a biotechnology company focusing on the discovery and development of innovative therapeutics for inflammation and oncology indications, announces that it has raised £1,434,000 of finance by way of the issue of convertible unsecured loan notes (the “Loan Notes”), with warrants attached, for working capital purposes.

The Company previously announced its intention to raise additional equity share capital by way of an offering of its NASDAQ listed ADSs in the US. However, the Directors decided that given current market conditions, such an equity fundraise would be on dilutive terms which would be punitive to existing shareholders particularly in light of the recent positive news from the Company’s scientific programs. Accordingly, the Company has decided to raise convertible debt finance from supportive existing shareholders.

The Loan Notes are expected to be short term instruments and carry a coupon of 16% per annum and are convertible (together with all accrued interest) into ordinary shares of nominal value £0.03 each in the capital of the Company (“Ordinary Shares”) at a conversion price of 42p. The warrants issued in connection with the Loan Notes entitle the holders to subscribe for one additional share per conversion share at the same price of 42p. The warrants may be exercised for a period of up to 5 years from their issue.

The person who arranged for release of this announcement on behalf of the Company was Tiziano Lazzaretti, Chief Financial Officer of Tiziana.

About Tiziana Life Sciences

Tiziana Life Sciences plc is a UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology. In addition to milciclib, the Company is also developing foralumab for liver diseases. Foralumab is the only fully human anti-CD3 monoclonal antibody known to the company in clinical development in the world. This compound has potential application in a wide range of autoimmune and inflammatory diseases, such as non-alcoholic steatohepatitis (NASH), primary biliary cholangitis (PBS), ulcerative colitis, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable.

For further enquiries:

Contact:

Tiziana Life Sciences plc
Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379

Cairn Financial Advisers LLP (Nominated adviser)	+44 (0)20 7213 0883
Liam Murray / Jo Turner

Shore Capital (Broker)	+44 (0)20 7408 4050
Antonio Bossi / Fiona Conroy